Sun Life Financial announces the sale of its 37% interest in CI Financial

Strongly positioned to take advantage of growth opportunities

TORONTO (October 6, 2008) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced the sale of its 37% interest in CI Financial Income Fund for $2.3 billion to Scotiabank in an all cash, private transaction.

Donald A. Stewart, Chief Executive Officer, Sun Life Financial said, “Sun Life is well positioned to take advantage of unprecedented opportunities existing within the global financial services sector today. Unlocking CI’s value now provides Sun Life with enhanced firepower to aggressively pursue our growth objectives.”

Rick Waugh, Scotiabank President and CEO, said, “Sun Life is the leading distributor of CI mutual funds and the manufacturer of the highly successful SunWise Elite Plus line of segregated funds. We look forward to building a relationship with them.”

Bill Holland, Chief Executive Officer, CI Financial Income Fund, added, “Our partnership with Sun Life has been highly successful in delivering tremendous growth for both Sun Life and CI, and we look forward to our ongoing strong product and distribution partnership. We welcome Scotiabank as a new partner and look forward to working with them on new opportunities for growth.”

Sun Life Financial continues to have industry-leading scale with over $400 billion of assets under management as at June 30, 2008, and remains committed to pursuing its growth strategy in asset management.

The definitive agreement in respect of this transaction is subject to the satisfaction or waiver of customary closing conditions, including the receipt of all applicable regulatory approvals. The transaction is expected to close in the fourth quarter.

Analysts’ Conference Call

This announcement will be reviewed at a conference call on October 6, 2008 at 9 a.m. ET. Please call 10 minutes prior to the scheduled start time as follows:

Local (Toronto): 416-915-5648

Toll-free (North America): 800-732-0232

To listen to the call via live audio webcast and to view the presentation slides, please visit our website www.sunlife.com. A link to our webcast page, where you can access the webcast will be provided, along with links to related information. The webcast and presentation will be archived on our website following the event.

About CI Financial

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $99 billion in fee-earning assets as of July 31, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

About Scotiabank

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 60,000 employees, Scotiabank Group and its affiliates serve approximately 12.5 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $453 billion in assets (as at April 30, 2008), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2008, the Sun Life Financial group of companies had total assets under management of CDN$413 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Use of Non-GAAP Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, such as operating earnings, operating EPS, operating ROE, ROE for business groups, MFS’s pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis and value of new business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.

Forward-Looking Statements

Certain statements in this document, including statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; movements in credit spreads; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:

Steve Kee

Assistant Vice-President, Communications

Tel: 416-979-6237

steve.kee@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com